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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70025

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING March 31, 2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Monmouth Capital Management LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

516 Bay Ave
(No. and Street)

Point Pleasant Beach	NJ	08742
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ILINA STAMOVA	212-668-8700	istamova@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ALVEREZ & ASSOCIATES, INC.
(Name – if individual, state last, first, and middle name)

9221 CORBIN AVENUE, SUITE 165	NORTHRIDGE	CA	91324-1661
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Meyer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Monmouth Capital Management LLC, as of March 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAREN A. WERNER
My Commission Expires 04-21-2026
NOTARY PUBLIC
Comm. #50158225
STATE OF NEW JERSEY

Notary Public

Signature: [signature]

Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KAREN A WERNER
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires

MONMOUTH CAPITAL MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION

For the Period from January 1, 2021 to March 31, 2022

Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Monmouth Capital Management, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Monmouth Capital Management, LLC (the "Company") as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2022.
Northridge, California
May 25, 2022

MONMOUTH CAPITAL MANAGEMENT, LLC

Statement of Financial Condition
March 31, 2022

ASSETS		
Cash	$	209,000
Deposit with clearing firm		50,000
Receivable from broker-dealer		271,298
Right of use asset		33,000
Prepaid expenses		20,500
Other assets		314
TOTAL ASSETS	$	584,112
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accrued expenses and accounts payable	$	229,405
SBA PPP loan payable		34,318
SBA EID loan payable		150,000
Operating lease liability		33,000
TOTAL LIABILITIES		446,723
MEMBER'S EQUITY		137,389
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	584,112

See accompanying notes to financial statements

Notes to Financial Statements
For the Period from January 1, 2021 to March 31, 2022

1. Organization and Nature of Business

Monmouth Capital Management, LLC (the "Company") is registered as a broker-dealer in securities pursuant to Section 15(b) of the Securities and Exchange Act of 1934. The Company was formed In in the State of New Jersey as a Limited Liability Company on August 22, 2017. The firm was approved by FINRA and the SEC for membership on July 25, 2018. The firm is wholly owned by Monmouth Capital Holdings, LLC (the "Parent"). The firm's primary business line is the trading of listed equity as an introducing broker-dealer; the firm does not hold customer cash or securities, nor does the firm maintain inventory positions or trade for its own account.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accounting policies and reporting practices of the Company conform to the predominate practices in the broker-dealer industry and adhere to accounting principles generally accepted in the United States of America.

Cash
Cash consists of funds maintained in a checking account held at a financial institution.

Revenue Recognition and Securities Valuation
Securities transactions and related revenue including postage and handling, and expenses are recorded on a trade date basis.

Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
The Company is a limited liability company with all taxable income or loss reported in the income tax returns of its member. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2020. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of March 31, 2022

Uncertain Tax Positions
The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Positions"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under Uncertain Tax Positions, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the period ended March 31, 2022, and does not expect any material adjustments to be made.

2. Summary of Significant Accounting Policies, continued

Fixed assets

For the period ended March 31, 2022, the Company wrote off $1,350 of capitalized computer equipment. As of the March 31, 2022 the Company had no capitalized assets with the exception of the capitalized lease.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in an operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

3. Deposit with Clearing Firm

The Company has a clearing agreement with Axos Clearing. The agreement requires that the Company maintain a deposit of $50,000.

4. Due from Broker

Pursuant to the clearing agreement with AXOS Clearing ("Clearing Broker"), the Company introduces all of its securities transactions to the clearing broker on a fully disclosed basis. The Clearing Broker has custody of the Company's cash balances as well as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at the end of March 31, 2022 was $271,298.

Notes to Financial Statements
For the Period from January 1, 2021 to March 31, 2022

5. Leases

The Company has obligations as a lessee for office space, computers, and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the period ended March 31, 2022 are as follows

Operating lease cost	$90,969

Amounts reported in the statement of financial condition as of March 31, 2022 are as follows: Operating leases:

Operating lease ROU assets	$33,000
Operating lease liabilities	$33,000
Discount rate 0%	

The Company signed a new lease term from February 1, 2022 to January 31, 2024. Rent is $1,500 per month. As of March 31, 2022 future minimum lease payments are $18,000 for the year ending March 31, 2023 and $15,000 for the year ending March 31, 2024

6. Credit Concentration

At March 31, 2022, the Company did not have a cash balance at one bank in excess of FDIC limits by approximately $250,000. Management does not consider any credit risk associated with this deposit to be significant.

7. Related Party Transactions

Distributions of capital to the Parent of $590,006 were made for the period ending March 31, 2022.

8. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principals embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standard Updates ("ASUs").

For the period ended March 31, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the period then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Notes to Financial Statements
For the Period from January 1, 2021 to March 31, 2022

9. Net Capital Requirements
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2022, the Company had net capital of $150,893 which was $135,599 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital percentage was 152.03% at March 31, 2022.

10. Contingencies
The Company, in the normal course of business, may be subject to various legal and regulatory proceedings. These matters are vigorously defended as they arise. The Company provides for expenses associated with such claims when such amounts are probable and can be reasonably estimated. The Company currently does not have any material amounts accrued for legal or regulatory proceedings.

11. Notes Payable
Paycheck Protection Program Loan

On May 2, 2020, the Company applied for and received a loan from the Wells Fargo Bank, N.A. in the aggregate principal amount of $34,318 (the "PPP Loan") pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). The PPP Loan is evidenced by a promissory note dated May 2, 2020, issued by Wells Fargo Bank, N.A. The PPP Loan has a two-year term and bears interest at a rate of 1.0% per annum. Monthly principal and interest payments are deferred for six months after the date of disbursement. The Company received the funds on May 7, 2020. The PPP Loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Proceeds from the PPP Loan, in compliance with the CARES Act, were used to fund designated expenses, including commissions and other permitted expenses. Under the terms of the PPP, subject to specific limitations, up to the entire amount of principal and accrued interest may be forgiven to the extent PPP Loan proceeds are used for qualifying expenses as described in the CARES Act and applicable implementing guidance issued by the U.S. Small Business Administration under the PPP. Due to the anticipation of the PPP Loan forgiveness and immateriality, the management decided not to accrue interest on the PPP Loan for the year ended March 31, 2022. While the Company currently believes that its use of the PPP proceeds will meet the conditions for forgiveness under the PPP, no assurance is provided that the Company will obtain forgiveness of the Loan in whole or in part.

11. Notes Payable - continued

Economic Injury Disaster Loan

The Company received a loan (the "EIDL Loan") from the SBA under its Economic Injury Disaster Loan ("EIDL") assistance program in light of the impact of the COVID-19 pandemic on the Company's business.

The principal amount of the EIDL Loan is $150,000, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum effective 08/16/2020. Installment payments, including principal and interest, are due monthly beginning July 16, 2021 (originally twelve months from the date of the SBA Note, an additional 12 month extension was issued on 1st payment due date (defined below)) in the amount of $731. The balance of principal and interest is payable thirty years from the date of the SBA Note.

Aggregate maturities of the EDIL Loan are as follows:

Year Ending	Amount
3/31/2023	$ 8,772
3/31/2024	8,772
3/31/2025	8,772
3/31/2026	8,772
3/31/2027	8,772
Thereafter	207,604
Total	$ 251,464

12. Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

13. Classifications

Certain prior year amounts have been reclassified to conform to the current period's presentation. These charges had no impact on previously reported results of operations or member's equity.